April 27, 2009

Via EDGAR and Facsimile to: (202) 772-9217

Mr. Jeffrey Riedler,

        Assistant Director, Division of Corporation Finance,

                Securities and Exchange Commission,

                        100 F Street, N.E.,

                                Washington, D.C. 20549-9303.

Re:	IPC Holdings, Ltd.

Registration Statement on Form S-4/A

Filed April 13, 2009

File No. 333-158264

Dear Mr. Riedler:

We are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 22, 2009 (the “Comment Letter”), with respect to the Registration Statement on Form S-4/A filed by IPC Holdings, Ltd. (“IPC”) on April 13, 2009 (File No. 333-158264). In connection with this response to the Comment Letter, IPC today filed Amendment No. 2 to the Registration Statement on Form S-4/A (“Amendment No. 2”).

The headings and numbered items of this letter correspond to those in the Comment Letter. For your convenience, each of the comments from the Comment Letter is restated in italics prior to IPC’s response.

General

1.	Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission’s EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Response: In response to the Staff’s comment, IPC has revised the filing on page 190 under a new heading, “INTERNET WEBSITE AVAILABILITY OF PROXY MATERIALS,” to provide record holders with a notice informing them that the materials are available and explaining how to access those materials. IPC confirms that the proxy materials will be so posted.

Cover Page

2.	Please revise to indicate that the form of proxy is a “preliminary” copy. Refer to Rule 14a-6(e)(1).

Response: In response to the Staff’s comment, IPC has revised the disclosure on the cover page of the proxy statement and on the front of the proxy card.

Questions and Answers About the Amalgamation and The Meetings, page i

3.	Please revise the disclosure in this section and throughout the document to disclose any updates to the company’s meeting date and time.

Response: IPC acknowledges the need to fill in these blanks prior to filing its definitive proxy statement. IPC proposes, however, to include this information only in its definitive proxy statement, since IPC will determine the relevant dates based, at least in part, on the date on which the definitive proxy statement is first filed with the Commission and IPC is able to commence the mailing of its proxy statement to shareholders. In accordance with applicable Bermuda law and the agreement and plan of amalgamation between IPC and Max Capital Group Ltd., IPC anticipates that its meeting date will not be earlier than thirty calendar days plus three business days after IPC mails the proxy statement to its shareholders of record. IPC understands that Max intends to take a similar approach with respect to scheduling the Max special meeting.

Q: What do I do if I want to change my vote?, page vi

4.	Given your disclosure with respect to the ability of IPC shareholders to revoke their proxy, please explain how a proxy could be irrevocable, as your answer states. Alternatively, revise your disclosure.

Response: In response to the Staff’s comment, IPC acknowledges that the reference to irrevocability was inadvertent and IPC has revised the disclosure in the section entitled “What do I do if I want to change my vote?” on page vi.

Q: What is Validus’s offer with respect to the amalgamation?, page vi

5.	We note your response to our prior comment 1. Please revise the disclosure added to this section to include a summary of the specific terms of the Validus offer.

Response: In response to the Staff’s comment, IPC has revised the disclosure on page vi.

Forward-Looking Statements, page 24

6.	We note the disclaimers that neither company undertakes any obligation to update any forward-looking statements after the date they are made. Please confirm that the proxy statement will be amended and re-circulated to reflect a material change in the information previously disclosed.

Response: IPC has noted the Staff’s comment and confirms that the proxy statement will be amended and re-circulated (or a supplemental proxy statement will be provided) to reflect any material change in the information previously disclosed. IPC has confirmed that Max concurs with the foregoing.

Risk Factors, page 26

7.	Refer to the risk factor captioned “Validus’s offer may negatively impact our ability to . . .” on page 26. Please revise your disclosure to explain why you believe that “. . . it is possible that Validus would be unwilling to enter into a transaction with IPC . . .” We note that Validus has made a binding offer to IPC and appears to have otherwise proceeded as if it intends to enter into an agreement with IPC.

Response: In response to the Staff’s comment, IPC has revised the disclosure on page 26.

In addition, IPC notes the Staff’s comment in the last sentence above and supplementally responds as follows:

In its offer letter dated March 31, 2009, Validus stated that its offer was binding. However, in the same letter, Validus specifically reserved its right to withdraw its offer under certain circumstances, including if the IPC board of directors did not reach a determination that Validus’s offer constituted a “superior proposal” under the amalgamation agreement with Max and affirmatively recommend Validus’s offer on or prior to April 15, 2009. For the Staff’s reference, we are supplementally providing with this letter an extract of Validus’s March 31, 2009 letter, in which we have marked the language quoted in the revised disclosure with a “1”. On April

7, 2009, the IPC board of directors determined and publicly declared that Validus’s offer did not constitute a “superior proposal” as defined in the amalgamation agreement with Max. Accordingly, Validus may withdraw or amend its offer at any time and Validus’s offer is not binding on Validus.

In addition, it appears that Validus does not even deem itself bound by its proposed exchange ratio. In its preliminary proxy statement, filed with the SEC on April 16, 2009, for the special meeting of Validus’s shareholders to be held for the approval of its proposed share issuance, Validus states:

The share issuance will become effective only if it is approved by Validus shareholders and the IPC shares are exchanged for Validus Shares, pursuant to the amalgamation agreement or otherwise but based on an exchange ratio no less favorable to Validus shareholders than the exchange ratio set forth in the amalgamation agreement. (Emphasis added)

In other words, Validus appears to be reserving the right to change a critical term of its “binding” offer – the price.

We believe that Validus’s offer has never been, and certainly at present is not, contractually binding upon Validus, and Validus may withdraw its offer at any time prior to acceptance by IPC. Finally, even if Validus’s offer were to be deemed “binding,” Validus’s offer is subject to a financing condition not present in the Max amalgamation agreement that effectively negates any binding nature of the offer. Validus is not obligated to close its proposed acquisition unless all of the waivers or amendments that Validus, in its sole discretion, deems to be necessary under any of IPC’s or Validus’s credit facilities have been obtained. If those consents are not able to be obtained, Validus may decline to consummate its proposed acquisition of IPC. The amalgamation agreement with Max does not have such a closing condition and, in any event, IPC and Max have already obtained all requisite amendments under their respective syndicated credit facilities.

The Amalgamation, page 32

Background of the Amalgamation, page 32

8.	Please clarify the meaning of the last sentence in the penultimate paragraph on page 33. Are you referring to the “lack of seasoning” of Validus or that of its board and management?

Response: IPC was referring to the “lack of seasoning” of Validus, consistent with Validus’s own statements in its filings with the Commission. In response to the Staff’s comment, IPC has revised the disclosure on page 33.

For the Staff’s reference, IPC is supplementally providing with this letter an extract of Validus’s Annual Report on Form 10-K for the year ended December 31, 2007 (which was the Annual Report that was available to IPC at the relevant time described in the disclosure on page 33) in which we have marked the language quoted in the revised disclosure with a “2”. We also note that Validus has included virtually identical disclosure in its Annual Report on Form 10-K for the year ended December 31, 2008.

9.	We note your disclosure that the exchange ratio was the result of “extensive negotiations between IPC and Max” (page 43). We also note that in this section your description of the negotiation of the exchange ratio is limited to a few unquantified entries. Please expand your discussion of the negotiation of the exchange ratio and disclose the ratio proposed by Max as of December 22, 2008.

Response: In response to the Staff’s comment, IPC has revised the disclosure on page 45. As described further in the revised disclosure, IPC’s and Max’s negotiations over the exchange ratio related to the negotiation of a formula that could be used to set a fixed exchange ratio as of the signing date. Hence, the negotiations did not relate to a specific number that was calculable at any time prior to the signing date.

10.	Please refer to the entries for April 1 and April 6 on page 41 and expand each entry to specify which financial aspects of Validus’s offer were reviewed by the IPC board.

Response: In response to the Staff’s comment, IPC has revised the disclosure on pages 41 and 42.

11.	Please expand your disclosure of the terms of the Validus offer in the March 31, 2009 entry and disclose the par value of Validus’s common shares where discussed on page 41.

Response: In response to the Staff’s comment, IPC has revised the disclosure on page 41.

Reasons Why IPC’s Board of Directors Recommends Approval of the Amalgamation, page 42

12.	Please explain what is meant by the following statement: “IPC’s board of directors’ belief that the exchange ratio is fair considered in light of the termination provisions.”

Response: In response to the Staff’s comment, IPC has revised the disclosure on pages 44 and 45.

13.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials:

•

“IPC’s board of directors believes that the combined entity will benefit from the combined financial resources, management and personnel of IPC and Max and will be better able to capitalize on opportunities in the reinsurance and insurance industry.” (page 42)

Response: In response to the Staff’s comment, IPC has revised the disclosure on page 43. For the Staff’s reference IPC is supplementally providing with this letter an extract of Amendment No. 2 in which we have marked relevant portions of the disclosure with a “3”.

•	“. . . IPC’s Board of Directors believes that the amalgamation will permit the combined entity to derive significant advantages from the more efficient use of capital.” (page 42)

Response: In response to the Staff’s comment, IPC has revised the disclosure on page 43.

•	“. . . IPC’s Board of Directors also believes that IPC and Max have compatible cultures. . .” (page 42)

Response: In response to the Staff’s comment, IPC has revised the disclosure on page 43.

•

“IPC’s board of directors’ belief, based on advice from outside legal counsel, that the amalgamation is likely to receive necessary regulatory approvals in a relatively timely manner without material adverse conditions . . .” (page 43)

Response: Based on recent developments, IPC has revised the disclosure on pages 98 and 99 to reflect the fact that IPC has already obtained all outstanding regulatory approvals required for the consummation of the amalgamation other than the approvals of the insurance commissioners of the States of Delaware and Indiana that are described on page 99. The hearing dates for the approval process in Indiana and Delaware are scheduled for May, and IPC expects to obtain the requisite approvals in those jurisdictions shortly following the respective hearing dates.

•

“. . . IPC and Max received indicative ratings for the combined business following the amalgamation that were satisfactory.” (page 46) With respect to this bullet point, please disclose whether you conducted a similar presentation related to a possible IPC-Validus amalgamation.

Response: In response to the Staff’s comment, IPC has revised the disclosure on page 50.

•	“the combined business plan developed by IPC and Max is expected to result in significant value creation potential over a monoline standalone business plan for IPC. . .” (Emphasis added; page 46)

Response: In response to the Staff’s comment, IPC has revised the disclosure on page 48.

•

“Max has already publicly disclosed reductions in its exposure to alternative asset classes, and the combined business plan developed by IPC’s and Max’s management contemplated a reduction in the combined entity’s exposure to alternative asset classes and equity from pro forma 15% as of December 31, 2008, to 10% to 12% of combined assets in 2009, with further diversification within the types of such assets, and the planned exposure to alternative asset classes and equity in the combined company’s investment portfolio is well within the range of alternative assets held by peer companies.” (page 46)

Response: In response to the Staff’s comment, IPC has revised the disclosure on page 48. For your information, we have also enclosed herewith:

•

a copy of a news release that Max filed on a Form 8-K filed on January 5, 2009 in which Max disclosed that it planned “to bring Max’s allocation to alternative investments within a target range of 10% to 15% of total invested assets, with a view to mitigating future volatility” and that, in the fourth quarter of 2008, Max had “moved significantly closer to this goal with an alternative investment allocation at December 31, 2008 of approximately 14%” (we have marked the quoted language with a “4” in the enclosed supplemental material); and

•

a copy of a presentation that Max filed on Edgar under Rule 425 on April 21, 2009, on Slide 14 of which Max describes the identities of the relevant peer companies that it and IPC have analyzed in connection with determining how Max’s allocation to alternative investments compares to its Bermuda peer companies (we have marked the relevant slide with a “5” in the enclosed supplemental material).

•	“Validus has substantial correlated catastrophe exposure.” (page 47)

Response: In response to the Staff’s comment, IPC has revised the disclosure on page 50. We have previously supplied, with our April 22, 2009 letter to the Staff, the relevant annotated information supporting the statements in the revised disclosure. We have enclosed supplemental information marked with a “6” and a “7” for the Staff to provide support for our revised disclosure.

•

“Validus’s offer provides less book value per share and tangible book value per share to IPC shareholders than the amalgamation with Max, and Validus’s offer, in essence, enables Validus to raise capital at a discount to book value at the expense of IPC’s shareholders.” (page 47)

Response: In response to the Staff’s comment, IPC has revised the disclosure on pages 50 and 51.

•

“At the time of Validus’s offer, Validus’s share price was near the high end of its 52-week trading range, resulting in potential downside risk to IPC shareholders.” (page 47) Also with respect to the quoted language, explain why this would be a potential downside to IPC’s shareholders.

Response: In response to the Staff’s comment, IPC has revised the disclosure on pages 51 and 52.

IPC also supplementally would like to draw the Staff’s attention to slide 25 of the enclosed presentation that Max filed on Edgar under Rule 425 on April 21, 2009, which provides additional detail concerning the calculation of Validus’s share price in relation to certain metrics (we have marked the quoted language with an “8” in the enclosed supplemental material).

•	“The pro forma ownership percentage of the IPC shareholders, would be 15 percentage points less in the Validus/IPC combined company (43%) compared to the combination with Max (58%).” (page 47)

Response: In response to the Staff’s comment, IPC has revised the disclosure on page 52.

IPC has previously disclosed the pro forma fully diluted ownership resulting from the amalgamation with Max in an investor presentation filed on Form 8-K on March 11, 2009 (a copy of which is enclosed herewith and marked with a “9”).

•

“56% of Validus’s common shares are held by founding shareholders who are represented on Validus’s board of directors, leading to potential conflicts of interest with IPC’s unaffiliated shareholders.” (page 48) Also with respect to the quoted language, explain why and how this might lead to potential conflicts of interests for IPC’s shareholders.

Response: In response to the Staff’s comment, IPC has revised the disclosure on page 52. For the Staff’s reference, IPC has enclosed a copy of an extract of Validus’s Annual Report on Form 10-K that includes the material quoted in IPC’s revised disclosure marked with a “10”.

Mark any supporting information provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. Please note that the above list is not intended to be exhaustive.

14.	Please clarify the extent to which IPC’s and Max’s businesses will have “limited overlap” (page 42).

Response: In response to the Staff’s comment, IPC has revised the disclosure on page 44.

15.	We note that one of the reasons why the IPC board recommended the amalgamation with Max is that without it IPC would have to hire a permanent CEO. Please explain the difficulty in hiring someone to this position and contrast this need with the decision to consummate the amalgamation of the company.

Response: In response to the Staff’s comment, IPC has revised the disclosure on pages 45 and 46.

16.	Please explain the risk identified in the first risk listed at the bottom of page 44 in connection with the A.M. Best rating for the combined entity.

Response: In response to the Staff’s comment, IPC has revised the disclosure on page 46.

17.	Refer to your discussion of the analysis conducted by the IPC board with respect to the Validus offer on page 46. Please disclose the “other” important financial measures referenced in the second bullet point.

Response: In response to the Staff’s comment, IPC has revised the disclosure on page 48.

18.	We note, at the top of page 47, that “IPC and Max have agreed to provide for representation from both companies’ independent directors on the combined companies’ board of directors.” Please disclose whether Validus’s offer contained a similar provision.

Response: In response to the Staff’s comment, IPC has revised the disclosure on page 52.

19.	Please refer to the second bullet point on page 47. Revise your disclosure to show your calculations of the premium to benefit IPC shareholders and explain why you are not simply using the closing stock prices for each company (instead of book value measures). Please include a similar calculation with respect to the discount you believe IPC shareholders would receive in the case of an amalgamation with Validus (third bullet point in the second set of bullet points on page 47).

Response: In response to the Staff’s comment, IPC has revised the disclosure on pages 49 to 51.

20.	Please refer to the third bullet point on page 47. Please explain your basis for believing the amalgamation could close in the second quarter of 2009.

Response: In response to the Staff’s comment, IPC has revised the disclosure on page 49.

In addition, IPC responds supplementally as follows:

As you are aware, the record dates for the shareholders of IPC and Max to vote on the matters related to the amalgamation agreement with Max have been set for April 28, 2009. Assuming the Registration Statement is declared effective on or prior to that date and can be mailed to the shareholders of IPC and Max on that date, IPC expects the shareholder meetings to take place in early June. If the requisite number of shares of IPC and Max are voted in favor of the matters related to the amalgamation, the only other material third party conditions to the consummation of the amalgamation are that IPC and Max obtain certain regulatory approvals or termination of waiting periods.

As the revised description under the heading “Regulatory Matters” states, IPC and Max have already received all but two of the regulatory approvals or waiting period terminations required in order to close the amalgamation (see the revised disclosure on pages 98 and 99). Approval of the amalgamation by the insurance commissioners of the States of Delaware and Indiana are the last regulatory approvals that remain as closing conditions to the proposed amalgamation. The hearing date for the approval process in Indiana and Delaware is scheduled for May, and IPC expects to obtain the requisite approvals in those jurisdictions shortly following the respective hearing dates.

Based on the foregoing, IPC believes that the amalgamation can close shortly following the shareholders meetings of IPC and Max (assuming the requisite shareholder votes referenced above are obtained), i.e., in June 2009.

21.	Please explain why “IPC’s board of directors believes that a business combination without the associated benefits of achieving IPC’s other strategic objectives would not be in the best interests of IPC and its shareholders” (page 47).

Response: In response to the Staff’s comment, IPC has revised the disclosure on page 51. In addition, IPC supplementally responds that because the amalgamation with Max or an acquisition by Validus pursuant to Validus’s offer will result in IPC shareholders holding shares of the resulting combined entity rather than receiving cash consideration, the value creation potential of the combined entity must also be considered.

22.	Refer to the third bullet point from the end of page 47. Please explain how the IPC-Max amalgamation is not subject to value variation or to a change in the implied premium over time.

Response: In response to the Staff’s comment, IPC has revised the disclosure on page 51.

In addition, IPC supplementally responds as follows:

Unlike Validus’s offer, the amalgamation agreement with Max is not an acquisition of IPC by Max, but is a merger of equals in which IPC will combine with Max and issue IPC common shares to the Max shareholders. Fluctuations in the market value of Max’s common shares will not impact the number of common shares to be issued by IPC in the amalgamation. After the closing of the amalgamation, IPC shareholders will retain approximately 58% of the combined entity’s equity on a fully-diluted basis.

Accordingly, unlike Validus’s offer, in which the IPC shareholders would receive shares of Validus, the market price of which would be subject to fluctuations, resulting in related fluctuations in the value of the consideration and implied premium to be received by IPC’s shareholders, in the amalgamation with Max changes in the share price of the Max common shares do not, in and of themselves, affect IPC shareholders since Max common shares are not being issued to IPC shareholders.

Opinion of J.P. Morgan Securities, Inc., Financial Advisor to IPC’s Board, page 52

23.	Please disclose the extent to which J.P. Morgan Securities, Inc. evaluated the Validus offer delivered to the company on March 31, 2009 and the impact of this offer, if any, on its conclusion regarding the proposed amalgamation with Max Capital. If the company did not request that J.P. Morgan evaluate the Validus offer, please explain your reasoning behind this decision.

Response: In response to the Staff’s comment, IPC has revised the disclosure on pages 42 and 58.

In addition, IPC supplementally responds as follows:

IPC’s board determined not to request an updated fairness opinion from JPMorgan regarding the amalgamation with Max or an opinion as to the fairness or inadequacy of Validus’s offer after (i) consideration of the fact that IPC was already bound by the terms of the amalgamation agreement with Max, (ii) consideration of IPC’s rights and obligations to perform under the amalgamation agreement and/or change its recommendation to the IPC shareholders regarding the amalgamation with Max and (iii) consideration of the proposed terms of Validus’s offer. IPC’s board of directors also took into consideration its determination that an acquisition by Validus would not satisfy IPC’s strategic objective of spreading its risk base across risks less correlated to catastrophe exposure and would involve other significant risks inherent in Validus’s common shares and Validus’s offer. For the Staff’s reference, we are supplementally providing with this letter an extract of Validus’s Annual Report on Form 10-K for the year ended December 31, 2008 in which we have marked the disclosure regarding the risks with an “11”.

Interests of IPC Directors and Executive Officers in the Amalgamation, page 70

24.	Please quantify the amount James P. Bryce will be entitled to under the Retirement and Consulting Agreement dated March 1, 2009, as discussed on page 71. You may cross-reference to this information on page 164 of the filing.

Response: In response to the Staff’s comment, IPC has revised the disclosure on page 76.

Proposal 9: Election of Directors, page 130

25.	We note that you may introduce substitute nominees. Please revise to address whether any advance notice provisions affect your ability to designate other nominees. In addition, we note that the shares represented by the company’s proxies will be voted for any substitute nominees. Please note that we consider the existence of alternate nominees to be material to a security holder’s voting decision. Please advise us as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. See Rule 14a-4(d)(1).

Response: In response to the Staff’s comment, IPC acknowledges that it is not permitted to use proxies for the election of other unnamed nominees designated at a later date and has revised the disclosure on page 135.

Cost of Soliciting Proxies, page 185

26.	You disclose that you have entered into an agreement with Innisfree M&A Inc. for solicitation services. Please disclose all of the material terms of your arrangement. See Item 4(a)(3) of Regulation 14A.

Response: In response to the Staff’s comment, IPC has revised the disclosure on page 190.

Should any member of the Staff have questions with respect to the above response, please do not hesitate to contact Melissa Sawyer at (212) 558-4243 or Andrew Rowen at (212) 558-3896.

Sincerely,

/s/ Melissa Sawyer Melissa Sawyer	/s/ Andrew S. Rowen Andrew S. Rowen

cc:	Laura Crotty, Securities and Exchange Commission

Daniel Duchovny, Securities and Exchange Commission

Suzanne Hayes, Legal Branch Chief, Securities and Exchange Commission

Kenneth L. Hammond, Chairman of the Board of Directors, IPC Holdings, Ltd.

James P. Bryce, President, Chief Executive Officer and Director, IPC Holdings, Ltd.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 31, 2009

VALIDUS HOLDINGS, LTD.

(Exact name of registrant as specified in its charter)

Bermuda	001-33606	98-0501001
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

19 Par-La-Ville Road, Hamilton, HM 11 Bermuda

(Address of principal executive offices)

Registrant’s telephone number, including area code: (441) 278-9000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2b))

☐	Pre-commencement communications pursuant to Rule 13e-4(e) under the Exchange Act (17 CFR 240.13e-4(c))

stated its intention to reduce its commitment to IPC’s business. Therefore, a combination with Validus will be less disruptive to IPC’s client base.

Our binding offer is clearly a Superior Proposal, within the meaning of the Max Plan of Amalgamation. We and our financial advisors, Greenhill & Co., LLC, and our legal advisors, Cahill Gordon & Reindel LLP, are prepared to move forward immediately. We believe that our offer presents a compelling opportunity for both our companies and our respective shareholders, and look forward to your prompt response. We respectfully request that the Board of IPC reach a determination by 5:00 p.m., Bermuda time, on Wednesday, April 15, 2009, that (i) our binding offer constitutes a Superior Proposal, (ii) it is withdrawing its recommendation for the transaction contemplated by the Max Plan of Amalgamation and (iii) it is making a recommendation for the transaction contemplated by this binding offer.

We reserve the right to withdraw this offer if the Board of IPC has not reached a determination (i) that our binding offer constitutes a Superior Proposal, (ii) to withdraw its recommendation for the transaction contemplated by the Max Plan of Amalgamation and (iii) to make a recommendation for the transaction contemplated by this binding offer by 5:00 p.m., Bermuda time, on Wednesday, April 15, 2009. We further reserve the right to withdraw this binding offer if you subsequently withdraw your recommendation in favor of our offer or if you do not sign the enclosed amalgamation within two business days after the termination of the Max Plan of Amalgamation.	1

We look forward to your prompt response.

Sincerely,

/s/ Edward J. Noonan
Edward J. Noonan
Chairman and Chief Executive Officer

cc:	Robert F. Greenhill
Greenhill & Co., LLC

John J. Schuster
Cahill Gordon & Reindel LLP

About Validus Holdings, Ltd.

Validus Holdings, Ltd. is a provider of reinsurance and insurance, conducting its operations worldwide through two wholly-owned subsidiaries, Validus Reinsurance, Ltd. (“Validus Re”) and Talbot Holdings Ltd. (“Talbot”). Validus Re is a Bermuda based reinsurer focused on short-tail lines of reinsurance. Talbot is the Bermuda parent of the specialty insurance group primarily operating within the Lloyd’s insurance market through Syndicate 1183.

Contacts:

Investors:

Validus Holdings, Ltd.

Jon Levenson, Senior Vice President

+1-441-278-9000

or

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-33606

VALIDUS HOLDINGS, LTD.

(Exact name of registrant as specified in its charter)

BERMUDA	98-0501001
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

19 Par-La-Ville Road, Hamilton, Bermuda HM 11

(Address of principal executive offices and zip code)

(441) 278-9000

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:
Common Shares, $0.175 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule l2b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by cheek mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐    No  ☒

As of March 6, 2008, there were 74,205,749 outstanding Common Shares, $0.175 par value per share, of the registrant.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates information from certain portions of the registrant’s definitive proxy statement to be filed with the Securities and Exchange Commission within 120 days after the fiscal year end of December 31, 2007.

We believe our relations with our employees are excellent.

Available Information

The Company files periodic reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). The public may read and copy any materials filed with the SEC at the SEC’s Public Reference Room at 100 F Street, NE., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1- 800-SEC-0330. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website address is http://www.sec.gov. The Company’s common shares are traded on the NYSE with the symbol “VR”. Similar information concerning the Company can be reviewed at the office of the NYSE at 20 Broad Street, New York, New York, 10005. The Company’s website address is http://www.validusre.bm. Information contained in this website is not part of this report.

The Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) are available free of charge, including through our website, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Copies of the charters for the audit committee, the compensation committee, the corporate governance and nominating committee, the finance committee and the underwriting committee, as well as the Company’s Corporate Governance Guidelines, Code of Business Conduct and Ethics for Directors, Officers and Employees, which applies to all of the Company’s Directors, officers and employees, and Code of Ethics for Senior Officers, which applies to the Company’s principal executive officer, principal accounting officer and other persons holding a comparable position, are available free of charge on the Company’s website at www.validusre.bm or by writing to Investor Relations, Validus Holdings, Ltd., 19 Par-La-Ville Road, Hamilton HM11 Bermuda. The Company will also post on its website any amendment to the Code and any waiver of the Code granted to any of its directors or executive officers to the extent required by applicable rules.

Item 1A.	Risk Factors

Risks Related to Our Company

We have a limited operating history and our historical financial results do not accurately indicate our future performance.

Validus Re was formed in October 2005 and was fully operational by December 2005. Talbot was formed in 2002. We, therefore, have a limited operating and financial history. Validus Re began underwriting with risks attaching no earlier than January 1, 2006. It has been reported that among the last 20 years, 2006 has produced the third-lowest level of insured losses, after 1997 and 1998. As of December 31, 2007, Validus Re has not experienced any catastrophe events such as those experienced by the industry in 2004 and 2005. Talbot experienced losses in 2004 and 2005 but was formed following the events of September 11, 2001 thus had no exposure to losses prior to 2002. As a result, we cannot provide assurances as to how our business model or risk controls would respond to such events. There is limited historical financial and operating information available to help evaluate our past performance or make a decision about an investment in our common shares. As a recently formed company, we face substantial business and financial risks and may suffer significant losses. As a result of these risks, it is possible that we may not be successful in the continued implementation of our business strategy or completing the development of the infrastructure necessary to run our business.

2

2

2

In addition particularly as a recently formed company, our business strategy may change and may be affected by acquisitions, joint venture or other business, investment and/or growth opportunities that may, in the future, become available to us or that we may pursue. In the future, we may pursue investments in or acquisitions of companies complementary to our business. There can he no assurance that any such investments or acquisitions will occur, or if such investments or acquisitions do occur, that they will be on terms favorable to us.	2

As filed with the Securities and Exchange Commission on April 27, 2009

Registration No. 333-158264

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

IPC HOLDINGS, LTD.

(Exact name of registrant as specified in its charter)

Bermuda	6311	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

American International Building 29 Richmond Road Pembroke HM 08 Bermuda (441) 298-5100	CT Corporation System 111 Eighth Avenue New York, New York 10011 (212) 590-9200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Andrew S. Rowen, Esq. Melissa Sawyer, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000	Sarene A. Bourdages, Esq. Executive Vice President and General Counsel Max Capital Group Ltd. Max House 2 Front Street, Hamilton HM 11 Bermuda (441) 295-8800	Kerry E. Berchem, Esq. Jeffrey L. Kochian, Esq. Akin Gump Strauss Hauer & Feld LLP One Bryant Park New York, New York 10036 (212) 872-1000

Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after the date hereof and upon completion of the amalgamation described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer  ☒    Accelerated filer  ☐    Non-accelerated filer  ☐    Smaller reporting company  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment that specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement will become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

agreements with such parties. Max considered the monoline nature of IPC and determined that as part of a combination, Max’s global operating platform provided the resources and capabilities to diversify the business of IPC over time to be generally in line with that of Max. The board of directors determined that exploring a business combination transaction with IPC provided Max with additional capital to expand its business and satisfied its objectives of providing size and scale with limited integration challenges given the monoline business of IPC, and authorized management to continue discussions with IPC.

IPC’s board of directors met on January 16, 2009 and reviewed the revised proposal received from Max and revised proposals IPC had received from Party C and Party D. IPC’s board of directors, in conjunction with IPC’s management, developed counterproposals for Party C, Party D and Max and authorized JPMorgan to communicate the respective counterproposals to each party. IPC’s board of directors also discussed the written proposal that had been received from Party K, determined that it was not in IPC’s best interest to pursue a transaction with Party K at that time and authorized IPC’s business development committee to communicate that determination to Party K.

From January 16 until January 29, 2009, IPC and its outside advisors (including an independent consulting firm, an independent investment advisory firm, an independent accounting firm and IPC’s legal advisors) engaged in due diligence on Party C, and Max. IPC’s management met separately several times with the management teams of Max and Party C, along with their respective advisors, and worked together with Max and Party C to develop views on preliminary business plans for potential combined companies and conduct preliminary due diligence on key threshold items. IPC also continued negotiating the terms of a business combination with Party C and Max during this time and prepared and negotiated term sheets with each of Party C and Max. During the course of those negotiations IPC and Party D, a non-publicly traded company, could not come to an agreement over the proper method for valuing Party D. As a result, IPC and Party D determined not to engage in further discussions regarding a business combination.

IPC provided a term sheet to Max on January 17, 2009 and had organizational due diligence calls with Max and Merrill Lynch on January 19, 2009 and in-person due diligence meetings with Max and Merrill Lynch on January 21, 2009. During this time Max’s management and its advisors continued their financial and business due diligence review of IPC. Max’s management regularly updated Max’s board of directors regarding the continued discussions and communications with IPC.

On January 23, 2009, Max and Merrill Lynch provided comments to IPC’s draft non-binding term sheet to JPMorgan and Merrill Lynch had conference calls with JPMorgan to discuss the comments.

On January 27, 2009, Messrs. Becker, Minton and Roberts met with Messrs. Hammond and Bridges to review each companies’ respective financial information as well as preliminary views as to how the businesses can be combined.	3

During January 2009, Max and Party Z continued to discuss potential transaction structures. In late January 2009, Party Z contacted Max and informed Max that it was no longer interested in continuing to pursue a transaction at that time.

On January 29, 2009, IPC’s board of directors met to discuss the ongoing strategic review process. IPC’s management presented its formal monoline and organic growth plans to IPC’s board of directors. IPC’s board of directors, with input from management and IPC’s outside advisors, then discussed the results of the due diligence investigations into Party C and Max and the status of ongoing negotiations with each party. IPC’s board of directors also discussed its views of Party C’s and Max’s respective management teams. At the conclusion of the meeting, IPC’s board of directors concluded that while no decision had been made to enter into a definitive transaction agreement with any party, pursuing such a transaction with Max (including performing additional due diligence and negotiating a definitive transaction agreement) would be more in IPC’s interest than pursuing such a transaction with Party C. IPC’s board of directors authorized IPC management to finalize a non-binding term sheet with Max, including the valuation methodology upon which the definitive transaction agreement would be entered into, and also to enter into an exclusivity agreement with Max. On January 30, 2009, Mr. Hammond informed Mr. Becker about IPC’s proposal to enter into an exclusivity agreement with Max.

IPC’s and Max’s management, along with their respective advisors, negotiated the exclusivity agreement and the non-binding term sheet between January 30 and February 2, 2009. On February 2, 2009, Max and IPC finalized the non-binding term sheet and entered into a 28-day exclusivity agreement. The non-binding term sheet provided, among other things, for the basic framework for the transaction structure, governance for the combined company and a methodology to arrive at an exchange ratio for the transaction, based on an average of the two companies’ market value per share and book value per share. After executing the exclusivity agreement, Max contacted Party Y to formally terminate discussions between Party Y and Max.

On January 31, 2009, while IPC and Max were in discussions regarding the exclusivity agreement and the non-binding term sheet, Party C notified IPC that it no longer wished to engage in discussions regarding a business combination with IPC.

In the period from February 2 to February 20, 2009, representatives of management of IPC and its advisors and independent consultants, and representatives of management of Max and its financial and legal advisors, worked to continue IPC’s due diligence investigation into Max and Max’s due diligence investigation into IPC. IPC’s outside legal advisor provided to Max and Max’s outside legal advisor, a form of amalgamation agreement, and worked with Max’s outside legal advisor to negotiate definitive transaction documentation.

On February 10, 2009, Max’s board of directors held a regularly scheduled meeting in which the board of directors discussed the status of the IPC transaction and the terms of the proposed transaction. At that meeting, Max’s board of directors determined that board member Mario Torsiello would serve as a liaison between Max’s management, outside advisors and Max’s board of directors. On February 11, 2009, Mr. Torsiello and representatives of Max’s management met with Merrill Lynch and Max’s outside legal counsel to review and discuss the proposed amalgamation agreement. Between February 11, 2009 and February 27, 2009, Max’s management and Mr. Torsiello held additional meetings and conference calls with Max’s financial and outside legal advisors to receive updates and discuss the revised material terms of the amalgamation agreement as negotiations progressed. Mr. Torsiello reported to the other members of Max’s board of directors periodically on such progress and the material terms of the amalgamation agreement.

On February 11, 2009, Max announced its financial results for the fiscal quarter and year ended December 31, 2008 and Max’s management held a conference call with analysts and other interested parties to discuss such results.

On February 11 and February 12, 2009, IPC and Max made joint presentations to A.M. Best Company, Standard & Poor’s Financial Services LLC, and Moody’s Investors Service regarding IPC’s and Max’s managements’ views of the potential financial strength of a potential combined company.	3

Max and Merrill Lynch began discussions with Bank of America, National Association, which we refer to as “Bank of America,” on or around February 4, 2009 regarding an amendment to Max’s syndicated credit facility to allow Max to consummate an amalgamation transaction with IPC without potentially causing any default under Max’s syndicated credit facility. IPC contacted Wachovia Bank, National Association, which we refer to as “Wachovia,” on February 13, 2009, to begin discussions regarding amending IPC’s syndicated credit facility to permit IPC to enter into and consummate an amalgamation agreement with Max without potentially causing any default under the syndicated credit facility. After discussions with IPC’s and Max’s management and their advisors, Wachovia, Bank of America and several other banks who were members of IPC’s and Max’s respective loan syndicates signed confidentiality agreements with IPC and Max during the week of February 16, 2009. Between February 16 and March 1, 2009, IPC, Max and their advisors negotiated the terms of the amendments to both Max’s and IPC’s respective syndicated credit facilities.

On February 17, 2009, IPC announced its financial results for the fiscal quarter and year ended December 31, 2008 and IPC’s management held a conference call on the morning of February 18, 2009 with analysts and other interested parties to discuss such results.

On February 18, 2009, directors from IPC met with Max’s directors and certain of Max’s officers. Max’s chief executive officer made a presentation to the members of both boards of directors regarding the potential benefits of a combination of IPC and Max and described Max’s management’s vision for the combined company and the role that a combined Max-IPC management team would have in achieving that vision.	3

Also on February 18, 2009, Messrs. Becker and Minton met with Mr. Torsiello, reported to Mr. Torsiello on the results of the business and legal due diligence that had been performed by Max and its advisors on IPC and updated Mr. Torsiello on the status of the discussions and negotiations with IPC. Through February 28, 2009, Messrs. Becker and Minton continued to regularly discuss with, and report to Mr. Torsiello on, the status and results of the negotiations with and due diligence on IPC. Mr. Torsiello continued to perform his role as a liaison between Max’s management, outside advisors and Max’s board of directors and periodically updated the other members of Max’s board of directors regarding the status of the negotiations with IPC and the results of Max’s due diligence of IPC.

On February 20, 2009, IPC’s board of directors met, along with JPMorgan and other of IPC’s advisors, and discussed with Mr. Roberts, Max’s chief financial officer, and Max’s and IPC’s independent accounting firm to discuss potential purchase accounting adjustments that could result from a combination of IPC and Max. Following this discussion, Mr. Roberts and Max’s independent accounting firm left the meeting. Representatives of Sullivan & Cromwell LLP and Mello Jones & Martin discussed with IPC’s directors each director’s legal duties in connection with considering a transaction with Max. IPC management presented a run-off scenario to IPC’s directors, as well as the results of a benchmarking of the book value growth achieved by selected Bermuda reinsurance companies that had implemented a transformational organic growth strategy between 2002 and the first half of 2005. The benchmarking analysis compared these book value growth rates to projected book value growth under the

monoline case, the organic growth case and a potential combination with Max. IPC management also presented a business plan for the combined company that had been developed together with Max. IPC’s directors also received due diligence reports from IPC’s advisors, including an independent consulting firm, an independent investment advisory firm, an independent accounting firm and IPC’s legal advisors, and discussed the results of such advisors’ due diligence.	3

Between February 20 and February 27, 2008, IPC’s and Max’s officers and advisors continued to engage in negotiations and due diligence on the other company, including negotiations regarding transaction protection provisions to be contained in any definitive amalgamation agreement.

On February 25, 2009, IPC’s board of directors convened by telephone along with IPC’s advisors, to discuss the results of further negotiations with Max. IPC’s board of directors discussed a number of transaction terms that were still being negotiated, including extensive discussions regarding the transaction protections, closing conditions and termination rights to be included in the definitive amalgamation agreement.

On February 27, 2009, a meeting of IPC’s board of directors was held. JPMorgan made a presentation to IPC’s board of directors regarding its financial analysis. IPC’s management, JPMorgan and Sullivan & Cromwell LLP provided an overview of events since IPC’s board of directors’ telephonic meeting on February 25, 2009. IPC’s management and outside advisors, including an independent consulting firm, an independent investment advisory firm, an independent accounting firm and IPC’s legal advisors, reported the final results of their in-depth due diligence review of Max and its business. IPC’s board of directors discussed prevailing market conditions and IPC’s strategic alternatives. Representatives of Sullivan & Cromwell LLP and Mello Jones & Martin discussed with IPC’s board of directors their legal duties in connection with any consideration of a possible strategic transaction. Sullivan & Cromwell LLP also presented a summary of the legal terms of the most recent draft of the amalgamation agreement, including the shareholder and regulatory approvals that would be

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 5, 2009

Max Capital Group Ltd.

(Exact name of registrant as specified in its charter)

Bermuda	000-33047	98-0584464
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Max House, 2 Front Street, Hamilton, Bermuda	HM 11
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (441) 295-8800

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Exhibit 99.1

Max Capital Group Ltd. Provides Estimate of Fourth Quarter Investment Performance

Alternative Investments Reduced to Approximately 16% of Invested Assets

HAMILTON, Bermuda – January 5, 2009 – Max Capital Group Ltd. (NASDAQ: MXGL; BSX: MXGL BH) today announced that the estimated total return on its overall investment portfolio, including unrealized gains and losses, for the quarter ended December 31, 2008 is positive 1.0% and for the year ended December 31, 2008 is negative 1.7%. The estimated total principal increase on its overall investment portfolio for the quarter ended December 31, 2008, including realized and unrealized gains and losses but excluding investment income, was approximately $5 million, representing approximately $0.09 per share. The Company’s book value per share as of September 30, 2008 was $22.77.

The change in the fair value, including unrealized gains and losses, of Max Capital’s portfolio of cash and fixed maturities, which represented 81.4% of the Company’s total invested assets of approximately $5.0 billion as of September 30, 2008, is estimated to be an increase of approximately $90 million for the quarter ended December 31, 2008. The Company believes this increase is attributable to the composition of the portfolio, which is well diversified, of high quality and highly liquid. Over 70% of the portfolio is rated Aaa or above, including over 50% that is invested in cash, governments, agencies and agency mortgage backed securities.

Max Capital’s portfolio of alternative investments represented 18.6% of the Company’s total invested assets as of September 30, 2008. At December 31, 2008, the alternative portfolio is estimated to be approximately 16% of total invested assets. With redemptions already requested, the Company estimates alternative investments will be 14% or below of total invested assets by March 31, 2009.

The Company estimates the total return on its alternative investments for the quarter ended December 31, 2008 to be negative 8.0% or a reduction in value of approximately $85 million. In accordance with the Company’s accounting policy, the unrealized mark-to-market gains and losses emanating from its alternative investment portfolio are recorded through net income rather than as an adjustment to book value through other comprehensive income.

The Company’s alternative investment performance for the quarter compares to negative 9.3% over the same period for the HFRI Fund of Funds Index, which the Company believes is the most comparable benchmark for this asset class. For full year 2008, the return on Max Capital’s alternative investments is estimated to be negative 19.1% compared to negative 20.7% for the HFRI Fund of Funds Index.

W. Marston (Marty) Becker, Chairman and Chief Executive Officer of Max Capital, said: “With the end of the quarter, we wanted to update the investment information we released on December 2, 2008. As a result of the high quality and defensive nature of Max’s fixed income portfolio, it has continued to perform well, notwithstanding recent market volatility. We plan to bring Max’s allocation to alternative investments within a target range of 10% to 15% of total invested assets, with a view to mitigating future volatility. During the quarter, we moved significantly closer to this goal with an alternative investment allocation at December 31, 2008 of approximately 16%. With recently affirmed ratings from Fitch Ratings, Moody’s and A.M. Best, of which the latter has revised its outlook to positive from stable for all ratings of Max, and the increase in capital available to support underwriting that has resulted from our reduction in exposure to alternative investments, we believe Max is well-positioned heading into 2009 to take advantage of the market hardening that is becoming evident.”

4

It is important to note that the estimated results contained in this press release are based on information currently available, so are necessarily preliminary. Final results can be expected when Max Capital’s investment managers report final results and as the Company’s 2008 financial statements are completed.

The Company will hold an investment community conference call on Wednesday, February 11, 2009, at 10 o’clock a.m. Eastern Time, to discuss the Company’s fourth quarter and full year 2008 financial results with interested investors and shareholders. Further details of the call will be provided in a separate press release.

Max Capital Group Ltd., through its operating subsidiaries, provides specialty insurance and reinsurance products to corporations, public entities, property and casualty insurers and life and health insurers.

This release includes statements about future economic performance, finances, expectations, plans and prospects of Max Capital Group Ltd. that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those suggested by such statements. For further information regarding cautionary statements and factors affecting future results, please refer to Max Capital’s most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Max Capital with the SEC. Max Capital undertakes no obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

CONTACT: Max Capital Group Ltd.

N. James Tees, 1-441-293-8800

Executive Vice President

B E R M U D A         I R E L A N D         U N I T E D   S T A T E S         LLOYD’S
Creating a World Class Specialty
Insurer and Reinsurer
Investor Presentation
April 20, 2009
Filed by Max Capital Group Ltd. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended
Subject  Company: Max Capital Group Ltd. (Commission File No.: 000-33047)

Max Investment Portfolio Highlights
14
Max maintains a highly rated and highly liquid portfolio
____________________
(1) Peers include: IPCR, PRE, ORH, ACGL, RE, RNR, MRH, ENH, TRH, AXS, AWH, PTP, VR, AHL, FSR, and GLRE.  Peer average represents
12/31/08 allocation of preferred / equities and “other investments” as % of total investments.
Alternatives
Cash
Fixed Income
68%
18%
14%
12/31/08
Alternatives allocation is decreasing
Market neutral / absolute return focus
Max alternatives in line with Bermuda peers
Max / IPC Target
Allocation)=
10 - 12%
Bermuda Peers
(1)
(average),,= 10%
As % of Total Investments
Long / Short
funds
Emerging /
Global Markets
Opportunistic
Arbitrage
Strategies
Distressed
Securities
44%
17%
3%
22%
15%
10-12%
16%
14%
29%
0%
5%
10%
15%
20%
25%
30%
35%
Max
12/31/05
Max IPC Target
5

	At December 31, 2008
(Dollars in thousands)	Net Case Reserves	Net IBNR	Total Net Reserve for Losses and Loss Expenses
Property	$282,755	$175,886	$458,641
Marine	220,090	211,020	431,110
Specialty	66,701	140,055	206,756

Total	$569,546	$526,961	$1,096,507

During the year ended December 31, 2008, the Company incurred losses related to Hurricane Ike and Gustav of $260.6 million and $22.1 million, respectively, as detailed in the chart below.				6
(Dollars in thousands)	Net Losses and Loss Expenses(1)	Net Reinstatement Premiums	Net Effect on Net Income(2)
Hurricane Ike
Validus Re—Hurricane Ike Property	$158,515	$(18,072)	$140,443
Marine	57,612	(6,485)	51,127
Specialty	—	—	—

All lines	216,127	(24,557)	191,570
Talbot—Hurricane Ike Property	31,515	(675)	30,840
Marine	12,381	(222)	12,159
Specialty	544	—	544

All lines	44,440	(897)	43,543
Total—Hurricane Ike Property	190,030	(18,747)	171,283
Marine	69,993	(6,707)	63,286
Specialty	544	—	544

All lines	$260,567	$(25,454)	$235,113
Hurricane Gustav
Validus Re—Hurricane Gustav Property	$13,946	$(1,303)	$12,643
Marine	1,500	—	1,500
Specialty	—	—	—

All lines	15,446	(1,303)	14,143
Talbot—Hurricane Gustav Property	3,695	—	3,695
Marine	2,500	—	2,500
Specialty	500	—	500

All lines	6,695	—	6,695
Total—Hurricane Gustav Property	17,641	(1,303)	16,338
Marine	4,000	—	4,000
Specialty	500	—	500

All lines	$22,141	$(1,303)	$20,838
Hurricanes Ike and Gustav
Property	$207,671	$(20,050)	$187,621
Marine	73,993	(6,707)	67,286
Specialty	1,044	—	1,044

All lines	$282,708	$(26,757)	$255,951

(1) Net of reinsurance. (2) Net affect on net income includes the sum of estimates of net claims and claim expenses incurred, and earned reinstatement premiums assume and ceded.

Validus Holdings, Ltd.

Notes to Consolidated Financial Statements — (Continued)

(Expressed in thousands of U.S. dollars, except share and per share amounts)

The following table represents an analysis of paid and unpaid losses and loss expenses incurred and a reconciliation of the beginning and ending unpaid loss expense for the years ended December 31, 2008 and 2007:

			Year Ended December 31, 2008	Year Ended December 31, 2007	7
Net reserves for losses and loss expenses, beginning of period			$791,713	$77,363
Net loss reserves acquired in purchase of Talbot				588,068
Increase (decrease) in net losses and loss expenses incurred in respect of losses occurring in
Current year			841,856	351,850
Prior years			(69,702)	(67,857)

Total incurred losses and loss expenses			772,154	283,993
Less net losses and loss expenses paid in respect of losses occurring in
Current year			184,430	68,169
Prior years			222,039	88,703

Total net paid losses			406,469	156,872
Foreign exchange			(60,891)	(839)

Net reserve for losses and loss expenses, end of period			1,096,507	791,713
Losses and loss expenses recoverable			208,796	134,404

Reserve for losses and loss expenses, end of period			$1,305,303	$926,117

Incurred losses and loss adjustment expenses comprise:
		Years Ended
		December 31, 2008	December 31, 2007	December 31, 2006
Gross losses and loss adjustment expenses		$907,254	$276,541	$91,323
Reinsurance recoverable		(135,100)	7,452	—

Total incurred losses and loss adjustment expenses		$772,154	$283,993	$91,323

The December 31, 2008 and 2007 gross reserves balance comprises reserves for reported claims of $707,717 and $463,371, respectively, and reserves for claims incurred but not reported of $597,586 and $462,746, respectively. The net favorable development on prior years by segment and line of business is as follows:

	Year Ended December 31, 2008
	Property	Marine	Specialty	Total
Validus Re	$(17,573)	$4,119	$(1,596)	$(15,050)
Talbot	(5,868)	(16,604)	(32,180)	(54,652)

Net favorable development	$(23,441)	$(12,458)	$(33,776)	$(69,702)

The amount recorded represents management’s best estimate of expected losses and loss expenses on premiums earned. Favorable loss development on prior years totaled $69,702. For Validus Re, the property line experienced favorable development of $17,573 due primarily to favorable development on the 2007 UK floods, Australian storm losses, and several other smaller events. For Talbot, the marine line experienced favorable development of $16,604 due primarily to low claims activity in the cargo and hull classes in the 2006 and prior underwriting years. For the year ended December 31, 2008, the specialty lines experienced favorable development

F-22

0.87x
0.83x
0.85x
1.00x
0.50x
0.60x
0.70x
0.80x
0.90x
1.00x
1.10x
Max IPC VR Composite
____________________
As of April 17, 2009.
(1) Composite includes TRH, AWH, PTP, MRH, RE, PRE, ACGL, AHL, RNR, ENH, AXS, ORH.
Max Offers More Upside to IPC Shareholders
Price to Book Value – 2008 (Average)
(2)
(1)
(1)
Max has historically traded at a higher
price/book valuation than VR
Max offers significant upside for IPC
shareholders
Clear path to create significant value
for shareholders
Validus has concentrated private
equity ownership – potential overhang
on future valuation
Historical Price to Book Value Comparison
25
Price as a % of 52 Week High
73%
91%
81%
57%
0%
20%
40%
60%
80%
100%
Max IPC VR Composite
Average
Since
3 - Year VR IPO 2007 2008 Current
Max 1.00x 0.90x 1.11x 0.87x 0.75x
Validus NA 0.92 1.07 0.85 0.93
8

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 11, 2009

IPC Holdings, Ltd.

(Exact name of registrant as specified in its charter)

Bermuda

(State or Other Jurisdiction of Incorporation)

0-27662	Not Applicable
(Commission File Number)	(I.R.S. Employer Identification No.)

American International Building 29 Richmond Road Pembroke, Bermuda	HM 08
(Address of principal executive offices)	(Zip Code)

(441)298-5100

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

3
3
Transaction Overview
Structure
Stock-for-stock merger of equals
Exchange Ratio
0.6429 IPC shares for each Max common share
Fixed exchange ratio
Pro Forma Ownership
(Fully Diluted)
58% by IPC shareholders
42% by Max shareholders
Board of Directors
12 directors in total – 6 directors from Max, including CEO and 6 directors from IPC
Non-Executive Chairman: Ken Hammond
Non-Executive Vice-Chairman: Mario Torsiello
Management
Marty Becker, Chief Executive Officer
Jim Bryce, Non-Executive Chairman of Max IPC Re
Peter Minton, Chief Operating Officer
Joe Roberts, Chief Financial Officer
John Weale, EVP & Treasurer
Company Name
Max Capital Group Ltd.
Headquarters
Hamilton, Bermuda
Approvals
IPC and Max shareholder approvals
Customary regulatory approvals
Expected Closing
Q3 2009
9

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

Commission file number 001-33606

VALIDUS HOLDINGS, LTD.

(Exact name of registrant as specified in its charter)

BERMUDA	98-0501001
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

19 Par-La-Ville Road, Hamilton, Bermuda HM 11

(Address of principal executive offices and zip code)

(441) 278-9000

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:
Common Shares, $0.175 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐    No  ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of June 30, 2008 was $796.8 million computed upon the basis of the closing sales price of the Common Shares on June 30, 2008. For the purposes of this computation, shares held by directors and officers of the registrant have been excluded. Such exclusion is not intended, nor shall it be deemed, to be an admission that such persons are affiliates of the registrant.

As of February 27, 2009, there were 75,717,528 outstanding Common Shares, $0.175 par value per share, of the registrant.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates information from certain portions of the registrant’s definitive proxy statement to be filed with the Securities and Exchange Commission within 120 days after the fiscal year end of December 31, 2008.

The operating location of our head office and Validus Re subsidiary may be an impediment to attracting and retaining experienced personnel. Under Bermuda law, non-Bermudians (other than spouses of Bermudians) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Our success may depend in part on the continued services of key employees in Bermuda. A work permit may be granted or renewed upon demonstrating that, after proper public advertisement, no Bermudian (or spouse of a Bermudian or a holder of a permanent resident’s certificate or holder of a working resident’s certificate) is available who meets the minimum standards reasonably required by the employer. The Bermuda government’s policy places a six-year term limit on individuals with work permits, subject to certain exemptions for key employees. A work permit is issued with an expiry date (up to five years) and no assurances can be given that any work permit will be issued or, if issued, renewed upon the expiration of the relevant term. If work permits are not obtained, or are not renewed, for our principal employees, we would lose their services, which could materially affect our business. Work permits are currently required for 32 of our Bermuda employees, all of whom have obtained three- or five-year work permits.

Certain of our directors and officers may have conflicts of interest with us.

Entities affiliated with some of our directors have sponsored or invested in, and may in the future sponsor or invest in, other entities engaged in or intending to engage in insurance and reinsurance underwriting, some of which compete with us. They have also entered into, or may in the future enter into, agreements with companies that compete with us.

We have a policy in place applicable to each of our directors and officers which provides for the resolution of potential conflicts of interest. However, we may not be in a position to influence any party’s decision to engage in activities that would give rise to a conflict of interest, and they may take actions that are not in our shareholders’ best interests.

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We may require additional capital or credit in the future, which may not be available or only available on unfavorable terms.

We monitor our capital adequacy on a regular basis. The capital requirements of our business depend on many factors, including our premiums written, loss reserves, investment portfolio composition and risk exposures, as well as satisfying regulatory and rating agency capital requirements. Our ability to underwrite is largely dependent upon the quality of our claims paying and financial strength ratings as evaluated by independent rating agencies. To the extent that our existing capital is insufficient to fund our future operating requirements and/or cover claim losses, we may need to raise additional funds through financings or limit our growth. Any equity or debt financing, if available at all, may be on terms that are unfavorable to us. In the case of equity financings, dilution to our shareholders could result, and, in any ease, such securities may have rights, preferences and privileges that are senior to those of our outstanding securities. In addition, the capital and credit markets have been experiencing extreme volatility and disruption for more than one year. In some cases, the markets have exerted downward pressure on the availability of liquidity and credit capacity for certain issuers. If we are not able to obtain adequate capital, our business, results of operations and financial condition could be adversely affected.

In addition, as an alien reinsurer (not licensed in the U.S.), we are required to post collateral security with respect to any reinsurance liabilities that we assume from ceding insurers domiciled in the U.S. in order for U.S. ceding companies to obtain full statutory and regulatory credit for our reinsurance. Other jurisdictions and non-U.S. ceding insurers may have similar collateral requirements. Under applicable statutory provisions, these security arrangements may be in the form of letters of credit, reinsurance trusts maintained by trustees or funds-withheld arrangements where assets are held by the ceding company. We intend to satisfy such statutory requirements by providing to primary insurers letters of credit issued under our credit facilities. To the extent that we are required to post additional security in the future, we may require additional letter of credit capacity and we cannot assure that we will be able to obtain such additional capacity or arrange for other types of security on commercially acceptable terms or on terms as favorable as under our current letter of credit facilities. Our inability to provide collateral satisfying the statutory and regulatory guidelines applicable to primary insurers would have a material adverse effect on our ability to provide reinsurance to third parties and negatively affect our financial position and results of operations.

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Ville Road, Hamilton HM11 Bermuda. The Company will also post on its website any amendment to the Code and any waiver of the Code granted to any of its directors or executive officers to the extent required by applicable rules.

Item 1A.	Risk Factors

Risks Related to Our Company

We have a limited operating history and our historical financial results may not accurately indicate our future performance.	11

Validus Re was formed in October 2005 and was fully operational by December 2005. Talbot was formed in 2002. We, therefore, have a limited operating and financial history. Validus Re began underwriting with risks attaching no earlier than January 1, 2006. Talbot experienced losses in 2004 and 2005 but was formed following the events of September 11, 2001 and thus had no exposure to losses prior to 2002. While both Validus Re and Talbot experienced significant losses in connection with Hurricanes Ike and Gustav, there is nonetheless limited historical financial and operating information available to help evaluate our past performance or future prospects. As a recently formed company, we face substantial business and financial risks and may suffer significant losses in the future. As a result of these risks, it is possible that we may not be successful in the continued implementation of our business strategy or completing the development of the infrastructure necessary to run our business.

In addition, particularly as a recently formed company, our business strategy may change and may be affected by acquisitions, joint ventures or other business, investment and/or growth opportunities that may, in the future, become available to us or that we may pursue. In the future, we may pursue investments in or acquisitions of companies complementary to our business. There can be no assurance that any such investments or acquisitions will occur, or if such investments or acquisitions do occur, that they will have a positive effect on our business and financial results.

Claims on policies written under our short-tail insurance lines that arise from unpredictable and severe catastrophic events could adversely affect our financial condition or results of operations.	11

Substantially all of our gross premiums written to date are in short-tail lines, which means we could become liable for a significant amount of losses in a brief period. Short-tail policies expose us to claims arising out of unpredictable natural and other catastrophic events, such as hurricanes, windstorms, tsunamis, severe winter weather, earthquakes, floods, fires, explosions, acts of terrorism and other natural and man-made disasters. Many observers believe that the Atlantic basin is in the active phase of a multi-decade cycle in which conditions in the ocean and atmosphere including warmer-than-average sea-surface temperatures and low wind shear, enhance hurricane activity. This increase in the number and intensity of tropical storms and hurricanes can span multiple decades (approximately 20 to 30 years), these conditions may translate to a greater potential for hurricanes to make landfall in the U.S. at higher intensities over the next five years. The frequency and severity of catastrophes are inherently unpredictable.

The extent of losses from catastrophes is a function of both the number and severity of the insured events and the total amount of insured exposure in the areas affected. Increases in the value and concentrations of insured property, the effects of inflation and changes in cyclical weather patterns may increase the severity of claims from catastrophic events in the future. Claims from catastrophic events could reduce our earnings and cause substantial volatility in our results of operations for any fiscal quarter or year, which could adversely affect our financial condition, possibly to the extent of eliminating our shareholders’ equity. Our ability to write new reinsurance policies could also be affected as a result of corresponding reductions in our capital.

Underwriting is inherently a matter of judgment, involving important assumptions about matters that are unpredictable and beyond our control, and for which historical experience and probability analysis may not provide sufficient guidance. One or more catastrophic or other events could result in claims that substantially exceed our expectations and which would become due in a short period of time, which could materially adversely affect our financial condition, liquidity or results of operations.

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Emerging claim and coverage issues could adversely affect our business.	11

As industry practices mid legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until sometime after we have issued reinsurance contracts that are affected by the changes. For example, a reinsurance contract might limit the amount that can be recovered as a result of flooding. However, if the flood damage was caused by an event that also caused extensive wind damage, the quantification of the two types of damage is often a matter of judgment. Similarly, one geographic zone could be affected by more than one catastrophic event. In this case, the amount recoverable from a reinsurer may in part be determined by the judgmental allocation of damage between the storms. Given the magnitude of the amounts at stake involved with a catastrophic event, these types of issues occasionally necessitate judicial resolution. In addition, our actual losses may vary materially from our current estimate of the loss based on a number of factors, including receipt of additional information from insureds or brokers, the attribution of losses to coverages that had not previously been considered as exposed and inflation in repair costs due to additional demand for labor and materials. As a result, the full extent of liability under an insurance or renisurance contract may not be known for many years after such contract is issued and a loss occurs. Our exposure to this uncertainty is greater in our longer tail lines (marine and energy liabilities and financial institutions).

We depend on ratings front third party rating agencies. Our financial strength rating could be revised downward, which could affect our standing among brokers and customers, cause our premiums and earnings to decrease and limit our ability to pay dividends on our common shares.

Third-party rating agencies assess and rate the financial strength of insurers and reinsurers based upon criteria established by the rating agencies, which criteria are subject to change. The financial strength ratings assigned by rating agencies to insurance and reinsurance companies represent independent opinions of financial strength and ability to meet policyholder obligations and are not directed toward the protection of investors. Ratings have become an increasingly important factor in establishing the competitive position of insurance and reinsurance companies. Insurers and intermediaries use these ratings as one measure by which to assess the financial strength and quality of insurers and reinsurers. These ratings are often a key factor in the decision by an insured or intermediary of whether to place business with a particular insurance or reinsurance provider. These ratings are not an evaluation directed toward the protection of investors or a recommendation to buy, sell or hold our common shares.

Validus Re was assigned a rating of “A–” (Excellent) with a stable outlook by A.M. Best Company in December 2005, which was affirmed by A.M. Best on December 18, 2008. This rating action followed the Company’s closing of the acquisition of Talbot Holdings (Talbot), as well as the Company’s completion of its capital raising initiatives, which were necessary to support the risk-adjusted capital position of the Company. Talbot’s subsidiary, Talbot Underwriting Ltd., which manages Syndicate 1183 at Lloyd’s, uses the Lloyd’s rating. Lloyd’s is rated “A” (Excellent) by A.M. Best and “A+” (Strong) by S & P. On March 7, 2007, A.M. Best Company assigned an issuer credit rating of “bbb-” to Validus Holdings, Ltd.

If our financial strength rating is reduced from current levels, our competitive position in the reinsurance industry would suffer, and it would be more difficult for us to market our products. A downgrade could result in a significant reduction in the number of reinsurance contracts we write and in a substantial loss of business as our customers, and brokers that place such business, move to other competitors with higher financial strength ratings. The substantial majority of reinsurance contracts issued through reinsurance brokers contain provisions permitting the ceding company to cancel such contracts in the event of a downgrade of the reinsurer by A.M. Best below “A–” (Excellent). Consequently, substantially all of Validus Re’s business could be affected by a downgrade of our A.M. Best rating.

It is increasingly common for our reinsurance contracts to contain terms that would allow the ceding companies to cancel the contract for the remaining portion of our period of obligation if our financial strength rating is downgraded below “A–” (Excellent) by A.M. Best. We cannot predict in advance the extent to which this

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cancellation right would be exercised, if at all, or what effect any such cancellations would have on our financial condition or future operations, but such effect could be material and adverse.	11

The indenture governing our Junior Subordinated Deferrable Debentures would restrict us from declaring or paying dividends on our common shares if we are downgraded by A.M. Best to a financial strength rating of “B” (Fair) or below or if A.M. Best withdraws its financial strength rating on any of our material insurance subsidiaries. A downgrade of the Company’s A.M. Best financial strength rating below “B++” (Fair) would also constitute an event of default under our credit facilities. Either of these events could, among other things, reduce the Company’s financial flexibility.

If Validus Re’s risk management and loss limitation methods fail to adequately manage exposure to losses from catastrophic events, our financial condition and results of operations could be adversely affected.

Validus Re manages exposure to catastrophic losses by analyzing the probability and severity of the occurrence of catastrophic events and the impact of such events on our overall reinsurance and investment portfolio. Validus Re uses various tools to analyze and manage the reinsurance exposures assumed from ceding companies and risks from a catastrophic event that could have an adverse effect on the investment portfolio. VCAPS, a proprietary risk modeling software, enables Validus Re to assess the adequacy of risk pricing and to monitor the overall exposure to risk in correlated geographic zones. VCAPS is new and relatively untested and Validus Re cannot assure the models and assumptions used by the software will accurately predict losses. Further, Validus Re cannot assure that it is free of defects in the modeling logic or in the software code. In addition, Validus Re has not sought copyright or other legal protection for VCAPS.

In addition, much of the information that Validus Re enters into the risk modeling software is based on third-party data that we cannot assure to be reliable, as well as estimates and assumptions that are dependent on many variables, such as assumptions about building material and labor demand surge, storm surge, the expenses of settling claims (known as loss adjustment expenses), insurance-to-value and storm intensity. Accordingly, if the estimates and assumptions that are entered into the proprietary risk model are incorrect, or if the proprietary risk model proves to be an inaccurate forecasting tool, the losses Validus Re might incur from an actual catastrophe could be materially higher than its expectation of losses generated from modeled catastrophe scenarios, and its financial condition and results of operations could be adversely affected.

A modeled outcome of net loss from a single event also relies in significant part on the reinsurance and retrocessional arrangements in place, or expected to be in place at the time of the analysis, and may change during the year. Modeled outcomes assume that the reinsurance in place responds as expected with minimal reinsurance failure or dispute. Reinsurance and retrocessional coverage is purchased to match the inwards exposure as far as possible, but it is possible for there to be a mismatch or gap in cover which could result in higher than modeled losses to Validus Re. In addition, many parts of the reinsurance program are purchased with limited reinstatements and, therefore, the number of claims or events which may be recovered from second or subsequent events is limited. It should also be noted that renewal dates of the reinsurance and retrocessional program do not necessarily coincide with those of the inwards business written. Where inwards business is not protected by risks attaching reinsurance and retrocessional programs, the programs could expire resulting in an increase in the possible net loss retained by Validus Re and as such, could have a material adverse effect on our financial condition and results of operations.

Validus Re also seeks to limit loss exposure through loss limitation provisions in its policies, such as limitations on the amount of losses that can be claimed under a policy, limitations or exclusions from coverage and provisions relating to choice of forum, which are intended to assure that their policies are legally interpreted as intended. Validus Re cannot assure that these contractual provisions will be enforceable in the manner expected or that disputes relating to coverage will be resolved in its favor. If the loss limitation provisions in the policies are not enforceable or disputes arise concerning the application of such provisions, the losses it might incur from a catastrophic event could be materially higher than expectation, and its financial condition and results of operations could be adversely affected.

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